UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 17, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

Item 7.01   Regulation FD Disclosure.

Information regarding the registrant's earnings results for the quarter ended September 30, 2007 is furnished herein pursuant to Item 2.02 of this Current Report on Form 8-K and as Regulation FD Disclosure.

Item 9.01   Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Press Release Announcing Third Quarter Earnings.
99.2	Presentation materials to be used in connection with Colonial BancGroup's conference call to be held on October 17, 2007.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   SARAH H. MOORE

                      Sarah H. Moore
               Senior Executive Vice President
                 and Chief Financial Officer

Date: October 17, 2007

Exhibit 99.1



PRESS RELEASE

For more information contact: **October 17, 2007**
Lisa Free
(334) 676-5105

COLONIAL BANCGROUP ANNOUNCES
RECORD EARNINGS OF $0.45 PER DILUTED SHARE
FOR THE THIRD QUARTER OF 2007

THIRD QUARTER 2007 HIGHLIGHTS:

• Record EPS of $0.45

• Net interest income grew 3% over the second quarter of 2007; net interest margin was 3.65%

• Core noninterest income increased 16% over the same quarter of the prior year

• Core noninterest expense decreased 3% from the second quarter of 2007

• Improved efficiency ratio of 53.29% compared to 56.20% for the second quarter of 2007

• Annualized net charge-off ratio was 0.18% for the first nine months of 2007 and 0.27% for the third quarter of 2007 compared to 0.20% for the second quarter of 2007

• Nonperforming assets ratio at September 30, 2007 was 0.46% compared to 0.29% at June 30, 2007

MONTGOMERY, AL. - The Colonial BancGroup, Inc. Chairman, CEO and President, Robert E. Lowder, announced today that the Company's earnings for the quarter ended September 30, 2007 were a record $0.45 per diluted share. Net income for the quarter was a record $69 million compared to $66 million for the second quarter of 2007.

Colonial's net interest income for the quarter increased 3% over the second quarter of 2007. The increase in net interest income was attributable to a 12% annualized increase in the

1

Company's average earning assets and improved funding costs as a result of net interest income management strategies undertaken throughout the first nine months of 2007. The net interest margin was 3.65% for the quarter compared to 3.66% for the second quarter of 2007. "While there have been significant liquidity issues in the industry, fortunately Colonial's liquidity position remains strong. Due to our high quality assets, solid core deposit base and diverse wholesale funding sources, we have not experienced funding challenges," said Mr. Lowder.

Total deposits at September 30, 2007 were $16.9 billion, down slightly from $17.1 billion at June 30, 2007; however, period-end non-time deposits grew $104 million, or 4% annualized, from June 30, 2007.

"During the third quarter, Colonial experienced declining loan volumes which we expect will continue into the fourth quarter and beyond. However, even in times of slow to no loan growth, we remain committed to our core strategy of not sacrificing credit quality for the sake of growth," said Mr. Lowder. At September 30, 2007, total loans were $15.2 billion, a 2% decline from June 30, 2007. Annualized net charge-offs were 0.18% of average loans for the first nine months of 2007 and were 0.27% for the third quarter of 2007 compared to 0.20% for the second quarter of 2007. Colonial's nonperforming assets ratio at September 30, 2007 increased to 0.46% from 0.29% at June 30, 2007. The increase in nonperforming assets primarily resulted from the addition of four loan relationships totaling approximately $21 million in Florida and Georgia. The allowance for loan losses was 1.14% of total loans and represented 246% of nonperforming assets at September 30, 2007.

"Our relationship building and income diversification efforts are reflected in the 15% year-over-year increase in core noninterest income. We are extremely pleased to have marked improvement in retail banking fees and financial planning revenue," said Mr. Lowder.

Core noninterest expense was $133.7 million in the current quarter which was a $4 million decrease from the second quarter. Strong expense management coupled with increased revenues resulted in an improved efficiency ratio of 53.29% in the current quarter compared to 56.20% for the second quarter of 2007.

The previously announced acquisition of Citrus & Chemical Bancorporation, Inc. (C&C) is progressing as anticipated and is expected to close in early December of 2007. C&C is located in deposit-rich Polk County, Florida and is expected to add strength to Colonial's balance sheet. As of September 30, 2007, C&C had assets of $868 million, deposits of $689 million and loans of $527 million.

Mr. Lowder concluded, "Volatility in the financial services industry has been prevalent this year. While we cannot predict when or how current market conditions will change in the future, we do know that Colonial Bank has successfully experienced a variety of economic cycles during our 26 year history. What has been true for us over the years is equally true today and that is, we have a strong management team, we exhibit excellent expense controls and, most important in today's environment, we have strict underwriting standards that serve us well as evidenced by our sound credit quality. As I said at the end of the second quarter, Colonial is not immune to current events, but our consistent record performance over time speaks for itself. Colonial is well positioned and we are approaching the future with confidence."

Colonial BancGroup operates 323 branches in Florida, Alabama, Georgia, Nevada and Texas with more than $24.5 billion in assets. The Company's common stock is traded on the New York Stock Exchange under the symbol CNB and is located online at www.colonialbank.com. In most newspapers, the stock is listed as ColBgp.

Colonial's management will host a conference call on October 17, 2007 at 3:00 PM/ET to discuss the earnings results for the third quarter. Individuals are encouraged to listen to the live webcast of the presentation as well as view a slide presentation by visiting Colonial's web site at www.colonialbank.com. The webcast will be hosted under "*Events and Presentations*" located under the "*Investor Relations*" section of the website. To participate in the Q&A session of the conference call, dial (877) 502-9272 or (913) 981-5581 Toll International, (Leader: Lisa Free).

A replay of the conference call will be available beginning at 6:00 PM/ET on October 17, 2007 and ending at midnight on October 22, 2007 by dialing (888) 203-1112 (Domestic Toll-Free) or (719) 457-0820 (Toll International). The passcode for both numbers is 1064579.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this release or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

4

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS (Unaudited)

Statement of Condition Summary (Dollars in millions)	Sept 30, 2007	Dec 31, 2006	% Change Dec '06 to Sep '07
Total assets	$24,544	$22,784	8%
Loans, net of unearned income	15,206	15,479	-2%
Total securities	3,575	3,085	16%
Non-time deposits	9,777	9,093	8%
Total deposits	16,935	16,091	5%
Shareholders' equity	2,169	2,057	5%

	Three Months Ended			Nine Months Ended		
Earnings Summary (In thousands, except per share amounts)	Sept 30, 2007	June 30, 2007	% Change June '07 to Sep '07	Sept 30, 2007	Sept 30, 2006	% Change Sept 30, '06 to '07
Net Income:						
Net interest income	$196,011	$190,217	3%	$566,173	$570,799	-1%
Provision for loan losses	4,800	6,105	-21%	13,155	18,742	-30%
Core noninterest income	52,958	52,765	0%	152,117	132,180	15%
Securities and derivatives gains, net	—	1,116	NM	2,097	4,384	NM
Securities restructuring charges	—	—	NM	(36,006)	—	NM
Gain on sale of mortgage loans	—	—	NM	3,850	—	NM
Gain on sale of merchant services	—	4,900	NM	4,900	—	NM
Gain on sale of Goldleaf	—	—	NM	—	2,829	NM
Total noninterest income	52,958	58,781	-10%	126,958	139,393	-9%
Core noninterest expense	133,698	137,336	-3%	401,325	389,072	3%
Severance expense	500	520	-4%	4,045	—	NM
Merger related expenses	753	1,116	-33%	2,298	—	NM
Net losses related to the early extinguishment of debt	—	2,512	NM	6,908	—	NM
Total noninterest expense	134,951	141,484	-5%	414,576	389,072	7%
Minority interest expense/REIT preferred dividends	5,336	2,312	131%	7,648	—	NM
Income before tax	103,882	99,097	5%	257,752	302,378	-15%
Income tax	34,527	32,978	5%	85,799	102,808	-17%
Net Income	**$ 69,355**	**$ 66,119**	**5%**	**$171,953**	**$199,570**	**-14%**
DILUTED EARNINGS PER SHARE:						
EPS - GAAP	$ 0.45	$ 0.43	5%	$ 1.11	$ 1.29	-14%
Restructuring charges, net of tax (1)	—	0.01		0.18	—	
EPS - Excluding restructuring charges	**$ 0.45**	**$ 0.44**	**2%**	**$ 1.29**	**$ 1.29**	**0%**
Average diluted shares outstanding	154,320	155,176		154,310	155,217	
KEY RATIOS:						
Net interest margin	3.65%	3.66%	0%	3.59%	3.77%	-5%
Book value per share	$ 14.16	$ 14.04	1%	$ 14.16	$ 13.21	7%
Dividends paid per share	$ 0.1875	$ 0.1875	0%	$ 0.5625	$ 0.5100	10%

(1) Includes securities restructuring charges and net losses related to the early extinguishment of debt.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Earnings Summary (Dollars in thousands, except per share amounts)	3rd Qtr. 2007	2nd Qtr. 2007	1st Qtr. 2007	4th Qtr. 2006	3rd Qtr. 2006	Nine Months Ended Sept 30, 2007	Sept 30, 2006
Net interest income	$196,011	$190,217	$179,945	$184,468	$190,552	$566,173	$570,799
Provision for loan loss	4,800	6,105	2,250	3,400	1,450	13,155	18,742
Noninterest income:							
Service charges on deposit accounts	19,376	18,694	17,679	18,884	16,642	55,749	46,187
Electronic banking	4,923	4,648	4,401	4,356	4,470	13,972	12,856
Other retail banking fees	2,794	3,255	3,612	3,543	3,618	9,661	10,893
Retail banking fees	27,093	26,597	25,692	26,783	24,730	79,382	69,936
Financial planning services	4,506	4,283	3,822	3,316	3,944	12,611	10,738
Mortgage banking origination and sales	3,236	3,660	3,187	3,706	3,154	10,083	9,834
Mortgage warehouse fees	5,936	6,332	6,955	6,935	6,105	19,223	18,388
Bank-owned life insurance	5,070	5,002	4,955	3,797	4,242	15,027	12,157
Other income	7,117	6,891	1,783	4,904	3,631	15,791	11,127
Core noninterest income	52,958	52,765	46,394	49,441	45,806	152,117	132,180
Securities and derivatives gains, net	—	1,116	981	388	156	2,097	4,384
Securities restructuring charges	—	—	(36,006)	—	—	(36,006)	—
Gain on sale of mortgage loans	—	—	3,850	—	—	3,850	—
Gain on sale of merchant services	—	4,900	—	—	—	4,900	—
Gain on sale of Goldleaf	—	—	—	—	—	—	2,829
Total noninterest income	52,958	58,781	15,219	49,829	45,962	126,958	139,393
Noninterest expense:							
Salaries and employee benefits	68,345	70,256	69,554	67,432	72,472	208,155	212,180
Occupancy expense of bank premises, net	19,634	18,722	18,505	18,210	17,188	56,861	49,128
Furniture and equipment expense	13,226	13,350	13,122	12,953	12,333	39,698	35,632
Professional services	4,967	4,628	4,100	4,773	4,340	13,695	13,692
Electronic banking and other retail banking expenses	5,766	5,507	4,212	4,418	3,061	15,485	9,102
Amortization of intangible assets	3,500	3,201	3,051	3,050	3,051	9,752	9,159
Communications	2,677	2,900	2,991	2,919	2,838	8,568	7,926
Postage and courier	2,589	2,692	2,639	2,407	2,798	7,920	8,069
Advertising	1,570	3,683	2,215	2,514	2,278	7,468	8,268
Travel	1,586	1,950	1,739	2,127	2,129	5,275	6,073
Other expense	9,838	10,447	8,163	9,313	9,497	28,448	29,843
Core noninterest expense	133,698	137,336	130,291	130,116	131,985	401,325	389,072
Severance expense	500	520	3,025	413	—	4,045	—
Merger related expenses	753	1,116	429	—	—	2,298	—
Net losses related to the early extinguishment of debt	—	2,512	4,396	—	—	6,908	—
Total noninterest expense	134,951	141,484	138,141	130,529	131,985	414,576	389,072
Minority interest expense/REIT preferred dividends	5,336	2,312	—	—	—	7,648	—
Income before tax	103,882	99,097	54,773	100,368	103,079	257,752	302,378
Income tax	34,527	32,978	18,294	34,125	35,047	85,799	102,808
Net Income	**$ 69,355**	**$ 66,119**	**$ 36,479**	**$ 66,243**	**$ 68,032**	**$171,953**	**$199,570**
Earnings per share - Diluted	**$ 0.45**	**$ 0.43**	**$ 0.24**	**$ 0.43**	**$ 0.44**	**$ 1.11**	**$ 1.29**
Selected ratios							
Return on average assets*	1.15%	1.15%	0.64%	1.16%	1.19%	0.98%	1.21%
Return on average equity*	12.65%	12.24%	7.15%	12.85%	13.51%	10.76%	13.51%
Efficiency ratio(1)	53.29%	56.20%	57.38%	55.55%	55.77%	55.56%	55.27%
Noninterest income(1)/ avg assets*	0.88%	0.92%	0.82%	0.86%	0.80%	0.87%	0.80%
Noninterest expense(1)/ avg assets*	2.24%	2.38%	2.26%	2.29%	2.33%	2.29%	2.35%
Net interest margin	3.65%	3.66%	3.46%	3.53%	3.64%	3.59%	3.77%
Equity to assets	8.84%	9.28%	9.09%	9.03%	9.03%		

Tier one leverage	7.34%	7.92%	7.41%	7.81%	7.65%
Tangible capital ratio	5.32%	5.65%	6.36%	6.26%	6.20%

(1) These ratios utilize core noninterest income and core noninterest expense.

*   Annualized

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (Unaudited)

STATEMENTS OF CONDITION (Dollars in thousands)	Sept 30, 2007	June 30, 2007	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006
Assets:					
Cash and due from banks	$ 403,302	$ 373,978	$ 359,233	$ 425,148	$ 371,898
Interest bearing deposits in banks, federal funds sold	11,269	11,716	238,105	17,534	84,484
Securities purchased under agreements to resell	2,084,565	1,195,827	1,327,610	605,937	593,572
Total securities (AFS and HTM)	3,574,510	2,720,205	3,386,146	3,085,488	2,960,443
Loans held for sale	1,243,265	2,040,352	1,113,998	1,474,000	1,322,318
Loans, net of unearned income	15,206,452	15,457,047	14,921,476	15,478,889	15,515,695
Less: Allowance for loan losses	(172,678)	(178,274)	(172,602)	(174,850)	(176,117)
Net loans	15,033,774	15,278,773	14,748,874	15,304,039	15,339,578
Premises and equipment, net	466,933	464,911	426,893	407,696	372,980
Intangible assets, net	912,131	915,379	671,282	674,333	677,383
Bank-owned life insurance	472,324	467,240	462,238	457,812	354,004
Accrued interest and other assets	341,993	354,581	337,523	332,262	335,903
Total Assets	$ 24,544,066	$ 23,822,962	$ 23,071,902	$ 22,784,249	$ 22,412,563
Liabilities and Shareholders' Equity:					
Noninterest bearing transaction accounts	$ 3,445,459	$ 3,166,851	$ 2,964,585	$ 2,869,845	$ 2,849,718
Interest bearing transaction accounts	6,331,223	6,505,883	6,444,194	6,222,818	6,188,859
Total non-time deposits	9,776,682	9,672,734	9,408,779	9,092,663	9,038,577
Time deposits	6,834,610	7,052,084	6,532,932	6,596,827	6,473,436
Brokered time deposits	323,349	359,245	441,012	401,564	283,199
Total deposits	16,934,641	17,084,063	16,382,723	16,091,054	15,795,212
Repurchase agreements	571,331	613,289	768,705	832,672	882,561
Federal funds purchased and other short-term borrowings	751,000	535,320	511,076	1,133,000	1,285,000
Long-term debt	3,604,927	2,919,387	3,051,628	2,522,273	2,278,391
Other liabilities	220,015	167,937	261,442	147,915	147,298
Total liabilities	22,081,914	21,319,996	20,975,574	20,726,914	20,388,462
Minority interest/REIT preferred securities	293,206	293,278	—	—	—
Total shareholders' equity	2,168,946	2,209,688	2,096,328	2,057,335	2,024,101
Total Liabilities and Shareholders' Equity	$ 24,544,066	$ 23,822,962	$ 23,071,902	$ 22,784,249	$ 22,412,563
Common Shares Issued	163,172,315	163,102,683	156,662,992	156,258,708	156,196,005
Common Shares Outstanding	153,205,588	157,378,056	152,954,065	152,852,381	153,265,378

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

				Three Months Ended					
AVERAGE VOLUME AND RATES	**September 30, 2007**			**June 30, 2007**			**September 30, 2006**		
(unaudited)	**Average**			**Average**			**Average**		
(Dollars in thousands)	**Volume**	**Interest**	**Rate**	**Volume**	**Interest**	**Rate**	**Volume**	**Interest**	**Rate**
Assets:									
Loans, net of unearned income (2)	$15,312,020	$296,369	7.69%	$15,112,712	$293,233	7.78%	$15,505,474	$302,440	7.75%
Loans held for sale (2)	1,637,193	29,572	7.17%	1,881,595	32,180	6.86%	1,679,498	28,847	6.81%
Securities (2)	3,087,712	44,944	5.82%	2,595,580	36,438	5.62%	3,034,885	38,928	5.13%
Securities purchased under agreements to resell	1,467,957	25,616	6.93%	1,310,840	22,493	6.88%	584,823	10,346	7.02%
Other interest earning assets	78,987	977	4.91%	68,127	938	5.52%	80,852	1,041	5.11%
Total interest earning assets (1)	21,583,869	$397,478	7.32%	20,968,854	$385,282	7.37%	20,885,532	$381,602	7.26%
Nonearning assets (2)	2,288,847			2,128,630			1,805,836		
Total assets	$23,872,716			$23,097,484			$22,691,368		
Liabilities and Shareholders' Equity:									
Interest bearing non-time deposits	$ 6,412,818	$ 50,106	3.10%	$ 6,374,663	$ 49,664	3.12%	$ 6,135,539	$ 46,922	3.03%
Time deposits (2)	7,320,067	92,111	4.99%	7,153,509	89,405	5.01%	6,837,604	78,424	4.55%
Total interest bearing deposits	13,732,885	142,217	4.11%	13,528,172	139,069	4.12%	12,973,143	125,346	3.83%
Repurchase agreements	562,344	5,826	4.11%	511,175	5,327	4.18%	849,080	9,816	4.59%
Federal funds purchased and other short-term borrowings	655,125	8,474	5.13%	635,665	8,404	5.30%	1,509,855	20,338	5.34%
Long-term debt (2)	3,290,566	43,005	5.19%	3,033,776	40,858	5.40%	2,294,281	35,255	6.11%
Total interest bearing liabilities	18,240,920	$199,522	4.34%	17,708,788	$193,658	4.39%	17,626,359	$190,755	4.30%
Noninterest bearing demand deposits	2,949,526			2,935,570			2,926,347		
Other liabilities (2)	213,124			161,766			140,766		
Total liabilities	21,403,570			20,806,124			20,693,472		
Minority interest/REIT preferred securities	293,244			125,416			—		
Shareholders' equity	2,175,902			2,165,944			1,997,896		
Total liabilities and shareholders' equity	$23,872,716			$23,097,484			$22,691,368		
Rate differential			2.98%			2.98%			2.96%
Net yield on interest-earning assets on a tax equivalent basis		$197,956	3.65%		$191,624	3.66%		$190,847	3.64%
Taxable equivalent adjustments (1):									
Loans		(247)			(232)			(75)	
Securities		(1,698)			(1,175)			(220)	
Total taxable equivalent adjustments		(1,945)			(1,407)			(295)	
Net interest income		$196,011			$190,217			$190,552	
TOTAL AVERAGE DEPOSITS									
Total interest bearing deposits	$13,732,885	$142,217	4.11%	$13,528,172	$139,069	4.12%	$12,973,143	$125,346	3.83%

Noninterest bearing demand deposits	2,949,526	—	—	2,935,570	—	—	2,926,347	—	—
Total average deposits	$16,682,411	$142,217	3.38%	$16,463,742	$139,069	3.39%	$15,899,490	$125,346	3.13%

(1) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2) Unrealized gains(losses) on available for sale securities and the adjustments for mark to market valuations on hedged assets and liabilities have been classified in either nonearning assets or other liabilities.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

| AVERAGE VOLUME AND RATES | Nine Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
(unaudited) (Dollars in thousands)	Average Volume	Interest	Rate	Average Volume	Interest	Rate
Assets:						
Loans net of unearned income (2)	$15,257,881	$ 883,076	7.74%	$15,298,116	$ 864,116	7.55%
Loans held for sale (2)	1,603,221	83,733	6.98%	1,345,000	67,531	6.71%
Securities (2)	2,982,418	124,387	5.56%	2,962,274	112,280	5.05%
Securities purchased under agreements to resell	1,280,597	66,073	6.90%	592,453	29,688	6.70%
Other interest earning assets	81,307	3,086	5.07%	76,278	2,739	4.80%
Total interest earning assets (1)	21,205,424	$1,160,355	7.31%	20,274,121	$1,076,354	7.09%
Nonearning assets (2)	2,138,957			1,796,488		
Total assets	$23,344,381			$22,070,609		
Liabilities and Shareholders' Equity:						
Interest bearing non-time deposits	$ 6,367,451	$ 148,251	3.11%	$ 6,093,033	$ 122,501	2.69%
Time deposits (2)	7,117,085	266,119	5.00%	6,647,138	213,691	4.30%
Total interest bearing deposits	13,484,536	414,370	4.11%	12,740,171	336,192	3.53%
Repurchase agreements	611,590	19,708	4.31%	872,460	27,501	4.21%
Federal funds purchased and other short-term borrowings	816,462	32,155	5.27%	1,092,568	41,433	5.07%
Long-term debt (2)	3,084,463	123,881	5.37%	2,256,429	99,507	5.89%
Total interest bearing liabilities	17,997,051	$ 590,114	4.38%	16,961,628	$ 504,633	3.98%
Noninterest bearing demand deposits	2,889,110			2,997,209		
Other liabilities (2)	180,669			136,661		
Total liabilities	21,066,830			20,095,498		
Minority interest/REIT preferred securities	140,627			—		
Shareholders' equity	2,136,924			1,975,111		
Total liabilities and shareholders' equity	$23,344,381			$22,070,609		
Rate differential			2.93%			3.11%
Net yield on interest-earning assets on a tax equivalent basis		$ 570,241	3.59%		$ 571,721	3.77%
Taxable equivalent adjustments (1):						
Loans		(626)			(232)	
Securities		(3,442)			(690)	
Total taxable equivalent adjustments		(4,068)			(922)	
Net interest income		$ 566,173			$ 570,799	
TOTAL AVERAGE DEPOSITS						
Total interest bearing deposits	$13,484,536	$ 414,370	4.11%	$12,740,171	$ 336,192	3.53%
Noninterest bearing demand deposits	2,889,110	—	—	2,997,209	—	—
Total average deposits	$16,373,646	$ 414,370	3.38%	$15,737,380	$ 336,192	2.86%

(1)   Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2)   Unrealized gains(losses) on available for sale securities and the adjustments for mark to market valuations on hedged assets and liabilities have been classified in either nonearning assets or other liabilities.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
ASSET QUALITY (unaudited)

RATIOS	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2006
Period end:					
Allowance as a percent of net loans	1.14%	1.15%	1.16%	1.13%	1.14%
Total nonperforming assets as a percent of net loans, other real estate and repossessions	0.46%	0.29%	0.22%	0.16%	0.10%
Allowance as a percent of nonperforming assets	246%	391%	525%	695%	1120%
Allowance as a percent of nonperforming loans	280%	460%	601%	1247%	1366%
Net charge-offs as a percent of average net loans:					
Quarter to date (annualized)	0.27%	0.20%	0.06%	0.12%	0.06%
Year to date (annualized)	0.18%	0.13%	0.06%	0.12%	0.12%

NONPERFORMING ASSETS (Dollars in thousands)	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2006
Nonaccrual loans	$61,599	$38,719	$28,721	$14,025	$12,765
Restructured loans	—	—	—	—	128
Total nonperforming loans	61,599	38,719	28,721	14,025	12,893
Other real estate owned	8,554	6,833	4,134	1,869	2,826
Loans held for sale	—	—	—	9,255	—
Total nonperforming assets	$70,153	$45,552	$32,855	$25,149	$15,719
Total charge-offs	$13,744	$ 9,234	$ 3,542	$ 6,301	$ 6,809
Total recoveries	(3,348)	(1,654)	(1,347)	(1,634)	(4,337)
Net charge-offs:					
Quarter to date	$10,396	$ 7,580	$ 2,195	$ 4,667	$ 2,472
Year to date	$20,171	$ 9,775	$ 2,195	$18,343	$13,676

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
RECONCILIATION OF CERTAIN FINANCIAL MEASURES (unaudited)

RECONCILIATION OF CERTAIN FINANCIAL MEASURES (Dollars in thousands)	3rd Qtr. 2007	2nd Qtr. 2007	% Change	
Average deposit growth:				
Average total deposits	$16,682,411	$16,463,742	1%	
Excluding:				
Impact of Commercial Bankshares, Inc. acquisition	—	552,619		
Average total deposits, as adjusted	$16,682,411	$17,016,361	-2%	

	Sep 30 2007	Jun 30 2007	$ Change	% Change
Period end mortgage warehouse assets under management:				
Securities purchased under agreements to resell - MWL	$ 1,584,565	$ 695,827	$ 888,738	128%
Loans held for sale	1,218,936	1,999,844	(780,908)	-39%
Mortgage warehouse loans	176,511	189,354	(12,843)	-7%
Total mortgage warehouse assets on balance sheet	2,980,012	2,885,025	94,987	3%
Securitization of mortgage warehouse assets	1,500,000	1,500,000	—	0%
Total mortgage warehouse assets under management	$ 4,480,012	$ 4,385,025	$ 94,987	2%

Exhibit 99.2

CELEBRATING 25 YEARS

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COLONIAL BANCGROUP

**Third Quarter 2007
Earnings Overview**

Forward Looking Statements



This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- deposit attrition, customer loss, or revenue loss in the ordinary course of business;
- increases in competitive pressure in the banking industry and from non-banks;
- costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;
- the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;
- changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;
- economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;
- natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;
- management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;
- the impact of recent and future federal and state regulatory changes;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- strategies to manage interest rate risk may yield results other than those anticipated;
- changes which may occur in the regulatory environment;
- a significant rate of inflation (deflation);
- acts of terrorism or war; and
- changes in the securities markets.

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

3Q07 Highlights



➢ **Record EPS of $0.45**

➢ **Net interest income grew 3% over the 2Q07; net interest margin was 3.65%**

➢ **Core noninterest income increased 16% over the same quarter of the prior year**

➢ **Core noninterest expenses decreased 3% from the 2Q07**

➢ **Improved efficiency ratio of 53.29% compared to 56.20% for the 2Q07**

➢ **Annualized net charge-off ratio was 0.18% for the first nine months of 2007 and 0.27% for 3Q07 compared to 0.20% for the 2Q07**

➢ **Nonperforming assets ratio at Sept 30, 2007 was 0.46% compared to 0.29% at June 30, 2007**

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Sound Credit Quality

➢ **Credit quality remains sound**

➢ **No sub-prime products**

➢ **Diversified loan portfolio by MSA, borrower and product type**

➢ **Year to date annualized net charge-off ratio was 0.18% of average loans and 0.27% annualized for the quarter**

➢ **The nonperforming asset ratio increased to 0.46% primarily from four loan relationships totaling approximately $21 million in Florida and Georgia. Subsequent to September 30, 2007 one of the four has been resolved.**

➢ **The allowance for loan losses was 1.14% of total loans, compared to 1.13% at 12/31/06**

➢ **The allowance covered 246% of nonperforming assets**

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Summary of Loan Loss Experience
2003 – 3Q07



	3Q07	2006	2005	2004	2003
Reserve Ratio to Net Loans	**1.14%**	1.13%	1.15%	1.16%	1.20%
Reserve ($ in 000's)	**$172,678**	$174,850	$171,051	$148,802	$138,549
Coverage of Nonperforming Assets	**246%**	695%	536%	402%	184%
YTD Net Charge-off Ratio to Average Loans	**0.18%** [1]	**0.12%**	**0.14%**	**0.19%**	**0.31%**
YTD Net Charge-offs ($ in 000's)	**$20,171**	$18,343	$19,211	$23,598	$35,471
Years of Net Charge-offs in Reserve	**6.42** [2]	9.53	8.90	6.31	3.91
Nonperforming Assets ($ in 000's)	**$70,153**	$25,149	$31,931	$37,039	$75,440
Ratio of Nonperforming Assets to Net Loans	**0.46%**	0.16%	**0.21%**	**0.29%**	**0.65%**

[1] Annualized
[2] Reserve/YTD Net Charge-offs Annualized

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What Gives Us Comfort in Today's Market



- We *do not* sacrifice credit quality for loan growth

- Our real estate portfolios are diverse – by collateral type, location, and borrower

- The dynamics of our markets continue to be positive (population and job growth)

- Commercial real estate within our markets remains very strong

- We have focused on financing loans that have good market and industry support, experienced principals and management, and supportive financial ratios

- We have always required personal guarantees from parties with financial strength

- We have stayed away from riskier products such as subprime, option ARM's, stated income, mezzanine financing, credit cards, and we do very little unsecured lending





Consistent Earnings Per Share Growth

(diluted)

Colonial BancGroup

5 Year CAGR = 10%

2001 - 2006

$1.06
$1.26
19%
$1.16
(8)%
$1.31
13%
$1.52
16%
$1.72
13%
2001
2002
2003
2004
2005
2006
$0.44[1]
$0.43
$0.45
2%
2Q07
3Q07

[1]Excluding restructuring charges

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7

Net Interest Income

($ in millions)



79%

						3 Year CAGR = 15%

3 Year CAGR = 15%

2003 - 2006

$422 $455 $495 $567 $709 $755

8% 9% 15% 25% 6%

$190 $196

3%

	2001	2002	2003	2004	2005	2006		2Q07	3Q07
Net Interest Margin	3.57%	3.55%	3.38%	3.52%	3.75%	3.71%		3.66%	3.65%

Net Interest Income and Margin

($ in millions)



		Tax Equivalent NII	NIM
2Q07	$	191.6	3.66%
Commercial Bank of Florida		4.5	-0.01%
Decrease in Loan Volumes		(3.3)	0.00%
Increase in Securities		1.1	-0.05%
New REIT Issuance and Trust Preferred Redemptions		2.9	0.05%
New FHLB Advances		0.8	0.02%
Deposit Mix Change offset partially by lower deposit rates		(1.0)	-0.02%
Day Count		1.4	
3Q07	$	198.0	3.65%

Average Deposits

($ in millions)


3 Year CAGR = 19%
2003 - 2006
87%
$8,433
$8,734
$9,419
$10,862
$13,988
$15,788
$16,464
$16,682
4%
8%
15%
29%
13%
1%
-2%[1]
2001
2002
2003
2004
2005
2006
2Q07
3Q07

[1]Excluding the acquisition

Strong Growth in Noninterest Income and Controlled Expenses

($ in millions)



Core Noninterest Income[1] Growth





	2002	2003	2004	2005	2006	Sep YTD 06	Sep YTD 07	2Q07	3Q07
	$107	$141	$146	$176	$182	$132	$152 (15%)	$53	$53

Core Noninterest Expense[2] to Average Assets





	2002	2003	2004	2005	2006	Sep YTD 06	Sep YTD 07	2Q07	3Q07
	2.30%	2.37%	2.42%	2.42%	2.34%	2.35%	2.29% (-3%)	2.38%	2.24% (-6%)

[1]Excluded from noninterest income are securities and derivatives gains (losses), securities restructuring charges, changes in fair value of swap derivatives and gain on sale of Goldleaf, merchant services, branches and mortgage loans
[2]Excluded from noninterest expense are net losses related to the early extinguishment of debt, severance expense and merger related expenses

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11

Noninterest Income

($ in millions)



	Sep YTD 2007	Sep YTD 2006	3Q07	2Q07	% Change YTD	% Change QTD
Service charges on deposit accounts	$ 55.7	$ 46.2	$ 19.4	$ 18.7	21%	4%
Electronic banking	14.0	12.8	4.9	4.6	9%	7%
Other retail banking fees	9.7	10.9	2.8	3.3	-11%	-15%
Retail Banking Fees	79.4	69.9	27.1	26.6	14%	2%
Financial planning services	12.6	10.7	4.5	4.3	18%	5%
Mortgage banking origination and sales	10.1	9.8	3.2	3.7	3%	-14%
Mortgage warehouse fees	19.2	18.4	5.9	6.3	4%	-6%
Bank-owned life insurance	15.0	12.2	5.1	5.0	23%	2%
Other income	15.8	11.2	7.2	6.9	41%	4%
Core Noninterest Income	152.1	132.2	53.0	52.8	15%	0%
Securities and derivatives gains, net	2.1	4.4	-	1.1	NM	NM
Securities restructuring charges	(36.0)	-	-	-	NM	NM
Gain on sale of mortgage loans	3.9	-	-	-	NM	NM
Gain on sale of merchant services	4.9	-	-	4.9	NM	NM
Gain on sale of Goldleaf	-	2.8	-	-	NM	NM
Total Noninterest Income	$ 127.0	$ 139.4	$ 53.0	$ 58.8	-9%	-10%
Annualized Noninterest Income to Average Assets[1]	0.87%	0.80%	0.88%	0.92%		
Noninterest Income to Total Revenue[1]	21.2%	18.8%	21.3%	21.7%		

[1]Core noninterest income was used in the calculation

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Noninterest Expense

($ in millions)



	Sep YTD 2007	Sep YTD 2006	3Q07	2Q07	% Change YTD	% Change QTD
Salaries and employee benefits	$ 208.2	$ 212.2	$ 68.3	$ 70.3	-2%	-3%
Occupancy expense of bank premises, net	56.9	49.1	19.6	18.7	16%	5%
Furniture and equipment expense	39.7	35.6	13.2	13.4	12%	-1%
Professional services	13.7	13.7	5.0	4.6	0%	9%
Electronic banking and other retail banking expenses	15.5	9.1	5.8	5.5	70%	5%
Amortization of intangible assets	9.7	9.2	3.5	3.2	5%	9%
Communications	8.6	7.9	2.7	2.9	9%	-7%
Postage and courier	7.9	8.1	2.6	2.7	-2%	-4%
Advertising	7.4	8.3	1.6	3.7	-11%	-57%
Travel	5.3	6.1	1.6	2.0	-13%	-20%
Other expense	28.4	29.8	9.8	10.4	-5%	-6%
Core Noninterest Expense	401.3	389.1	133.7	137.4	3%	-3%
Severance expense	4.1	-	0.5	0.5	NM	NM
Merger related expenses	2.3	-	0.8	1.1	NM	NM
Net losses related to the early extinguishment of debt	6.9	-	-	2.5	NM	NM
Total Noninterest Expense	$ 414.6	$ 389.1	$ 135.0	$ 141.5	7%	-5%
Efficiency Ratio [1]	55.56%	55.27%	53.29%	56.20%		
Annualized Noninterest Expense to Average Assets [1]	2.29%	2.35%	2.24%	2.38%		

[1]Core noninterest income and core noninterest expense are used in the calculation



Summary



➤ **Record Earnings Per Share of $0.45**

➤ **Net Interest Margin of 3.65%**

➤ **Sound Credit Quality**

➤ **Strong fee income growth and effective expense management – Improved efficiency ratio of 53.29%**

Solid Dividend Growth

17 YEARS OF INCREASED DIVIDENDS



*Estimated

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Supplemental Information

EPS Reconciliation



	1Q07	2Q07	3Q07	2007 YTD
Diluted earnings per share - GAAP	$0.24	$ 0.43	$ 0.45	$ 1.11
Impact of restructuring charges:				
Loss on securities portfolio	0.23	-	-	0.23
Loss on extinguishment of debt	0.03	0.02	-	0.05
	0.26	0.02	-	0.28
Income tax benefit	(0.09)	(0.01)	-	(0.10)
After tax restructuring charge	0.17	0.01	-	0.18
Diluted earnings per share, excluding restructuring charges	$0.41	$ 0.44	$ 0.45	$ 1.29

Selected Average Balances

($ in millions)



	3Q07	2Q07	3Q06	% Change 2Q07	% Change 3Q06
Earning Assets	$ 21,584	$ 20,969	$ 20,886	3%	3%
Loans, Net of Unearned Income	15,312	15,113	15,505	1%	-1%
Loans Held for Sale	1,637	1,881	1,680	-13%	-3%
Securities	3,088	2,596	3,035	19%	2%
Resell Agreements and Other Interest Earning Assets	1,547	1,379	666	12%	132%
Total Assets	**23,873**	**23,097**	**22,691**	**3%**	**5%**
Total Deposits	**16,682**	**16,464**	**15,899**	**1%**	**5%**
Noninterest Bearing Deposits	2,950	2,936	2,926	0%	1%
Interest Bearing Transaction Accounts	6,412	6,375	6,135	1%	5%
Time Deposits	7,320	7,153	6,838	2%	7%
Repurchase Agreements	562	511	849	10%	-34%
S/T Borrowings and Fed Funds	655	636	1,510	3%	-57%
L/T Debt	3,291	3,034	2,294	8%	43%
Shareholders' Equity	**2,176**	**2,166**	**1,998**	**0%**	**9%**

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In the Right Places

➢ **73%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas**

➢ **Branches, Assets and Deposits by State at 9/30/07 are as follows:**

323 Branches   **$24.5 Billion in Assets**   **$16.9 Billion in Deposits**



AL 90
GA 19
NV 15
TX 16
FL 183



AL 16%
GA 6%
TX 7%
NV 4%
Corp 8%
FL 59%



AL 24%
GA 4%
TX 4%
NV 4%
Corp 3%
FL 61%

[1]At 9/30/07
*Projected Population change from 2006-2011
Source: US Census Bureau

Superior Projected Population Growth



	2006 - 2011 Population Growth	
Colonial BancGroup	**11.92**	**%**
SunTrust Banks	10.50	
South Financial Group	9.90	
Compass Bancshares	9.88	
Synovus Financial Corp.	8.99	
Wachovia Corporation	8.61	
BB&T Corporation	7.94	
Whitney Holding Corporation	7.38	
Bank of America Corporation	6.79	
Regions Financial Corporation	6.69	
Trustmark Corporation	5.21	
BancorpSouth	4.80	
First Horizon National Corporation	4.42	
Fifth Third Bancorp	4.30	
Median	**7.66**	**%**
Low	**4.30**	
High	**11.92**	
Total U.S.	**6.66**	

Source: SNL Financial

Deposit data as of 6/30/06

Population growth deposit weighted by county

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NPAs Consistently Below Industry

(as originally reported)



Colonial BancGroup

FDIC - Commercial Banks with Assets > $10 Billion

FDIC values:
- '93: 4.09%
- '94: 2.23%
- '95: 1.48%
- '96: 1.13%
- '97: 0.94%
- '98: 0.90%
- '99: 0.86%
- '00: 1.06%
- '01: 1.41%
- '02: 1.41%
- '03: 1.03%
- '04: 0.63%
- '05: 0.47%
- '06: 0.49%
- 9/30/07: 0.57%[1]

Colonial BancGroup values:
- '93: 1.25%
- '94: 0.85%
- '95: 0.78%
- '96: 0.84%
- '97: 0.71%
- '98: 0.60%
- '99: 0.55%
- '00: 0.54%
- '01: 0.64%
- '02: 0.78%
- '03: 0.65%
- '04: 0.29%
- '05: 0.21%
- '06: 0.16%
- 9/30/07: 0.46%

[1]At 6/30/07

Net Charge-Offs/Average Loans

(as originally reported)



Legend:
- **Colonial BancGroup** (blue bars)
- **FDIC - Commercial Banks with Assets > $10 Billion** (red line)

Year	Colonial BancGroup	FDIC
'93	0.33%	1.02%
'94	0.09%	0.57%
'95	0.13%	0.46%
'96	0.18%	0.52%
'97	0.23%	0.58%
'98	0.26%	0.65%
'99	0.21%	0.66%
'00	0.21%	0.75%
'01	0.28%	1.06%
'02	0.29%	1.32%
'03	0.31%	1.04%
'04	0.19%	0.73%
'05	0.14%	0.68%
'06	0.12%	0.47%
Sep YTD 2007	0.18%[2]	0.58%[1]

[1]YTD 6/30/07 Annualized
[2]Annualized